UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlemarch Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Canal Street, Building 1, Floor 1, Suite 148
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Alexander Grutman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlemarch Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Elliot M. Weinberg
Nassau County
01WE6156145
Expires 11/27/2022

ELLIOT M. WEINBERG
NOTARY PUBLIC
STATE OF NEW YORK

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Middlemarch Securities LLC

Statement of Financial Condition

DECEMBER 31, 2019

Middlemarch Securities LLC

CONTENTS





MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Middlemarch Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlemarch Securities, LLC as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Middlemarch Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Middlemarch Securities, LLC's management. Our responsibility is to express an opinion on Middlemarch Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Middlemarch Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Middlemarch Securities, LLC's auditor since 2017

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 21, 2020

Middlemarch Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	446,856
Accounts Receivable, net of $72,416 doubtful of collection		612,153
Prepaid expenses and other assets		11,852
Total assets	$	1,070,861

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	286,517
Due to related party (see Note 6)		52,204
Total liabilities	$	338,721
Member's Equity	$	732,140
Total liabilities and member's equity	$	1,070,861

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Middlemarch Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients. The Company is a single member limited liability company; the single member (the "Member") is Middlemarch Partners LLC, a Delaware limited liability company. The Company was organized under the laws of the State of Delaware on February 8, 2016. The Company became a registered broker-dealer with the SEC and a member of FINRA on March 24, 2017. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, strategic advisory services, private placements of debt and equities, public offering planning services, and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and transaction-based success fees which are paid in cash and/or securities upon the successful completion of a transaction.

Revenue Recognition:
Revenue from contracts with customers are composed of both fixed monthly charges and success-based investment banking fees. Success-based fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. These are typically monthly fixed fees. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. If the Company receives amounts in advance of providing services, the amounts are booked as a liability until the service is provided. At December 31, 2019, there were no such advances.

Income Taxes:
The Company is a single member LLC and therefore is treated as a disregarded entity for income tax purposes.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2019, the Company's cash balance was in excess of FDIC insured limits.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In June 2019 the Company prevailed in an arbitration seeking payment of 1,893,133 Euros (approximately $2,120,000) in fees due. The arbitration panel also awarded the Company approximately $450,000 in reimbursement of fees due in addition to warrants with a negligible value. The Company is now seeking to enforce this award in the defendant's European base of operations. Collection of this amount is uncertain.

In July 2019, the Company renewed an operating lease for office space that expires in June 2020. The approximate future minimum payments due under this lease for the six months subsequent to December 31, 2019, are approximately $6600.

The office lease requires a deposit with the landlord in amount of $2,227. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense from this lease was $15,510 in 2019.

On February 15, 2019, the Company was named as a defendant in a Class Action Complaint. The Complaint alleges that the Company furnished investment banking services to the principal defendant, whom the Complaint alleges operated an unjust payday lending business. The Company is indemnified against legal expenses by the principal defendant. The Company believes that there is a remote chance that it will not prevail. The total legal expenses and financial exposure, if any, cannot be estimated at this time.

The Company has approximately $72,000 of accounts doubtful of collection, dependent on the ability of the Client to raise capital.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $108,135, which was $85,554 in excess of its required minimum net capital of $22,581. The Company's net capital ratio was 3.13 to 1.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member whereby certain overhead expenses are allocated to the Company. The Company has a net balance owed to the Member of $52,204 at December 31, 2019. During the year $299,423 was charged to the Company as follows:

Rent	$47,625
Personnel	180,322
Travel and Entertainment	11,540
Miscellaneous services	36,814
Total	$276,301

NOTE 7 – RECENTLY ADOPTED ACCOUNTING GUIDANCE

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation on certain contact costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity. The adoption of the new revenue standard did not have a material effect on 2019 revenue recognition.

NOTE 8 – CONCENTRATIONS

Two clients accounted for approximately 88% of "Accounts Receivable" at December 31, 2019. Two clients accounted for approximately 66% of "Fee Income" for the year ended December 31, 2019.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 21, 2020, the date on which the financial statements were available to be issued.